Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Adolor Corporation:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Adolor Corporation of our report dated February 14, 2003 with respect to the consolidated balance sheets of Adolor Corporation and subsidiary (a development-stage company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, comprehensive loss, stockholders’ equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2002, and for the period from August 9, 1993 (inception) to December 31, 2002, which appears in the December 31, 2002 Annual Report on Form 10-K of Adolor Corporation and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Philadelphia, Pennsylvania

October 24, 2003